UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

On March 1, 2022, Arbe Robotics Ltd. (the “Company”) issued a press release announcing the results of its operations for the year ended December 31, 2021 and the quarter ended December 31, 2021.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

The Company will host a conference call and webcast at 8:30 AM, Eastern time on March 1, 2021. am ET. Speakers will include Kobi Marenko, Chief Executive Officer, Co-Founder and Director, and Karine Pinto-Flomenboim, Chief Financial Officer.. Interested persons may pre-register for the conference call using the following link: https://dpregister.com/sreg/10164030/f18e362fce. Callers will receive a unique dial-in upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time. A telephonic replay of the conference call will be available until March 15, 2022, following the end of the conference call. To listen to the replay, please dial:

U.S. Toll Free: (877) 344-7529

International: (412) 317-0088

Access ID: 7229831

A live webcast of the call can be accessed at https://services.choruscall.com/mediaframe/webcast.html?webcastid=VqRCaz63 or from Arbe’s Investor Relations website at https://ir.arberobotics.com. An archived webcast of the conference call will also be made available on the website following the call.

In connection with the conference call, the Company made available a presentation with respect the results for the year and fourth quarter ended December 31, 2022. A copy of the presentation is furnished as Exhibit 99.2 to this Form 6-K.

Cautionary Note Regarding Forward-Looking Statements

This press release and the presentation contain certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. The financial results described in this press release are based on the Company’s preliminary financial statements, which are subject to audit by the Company’s independent accounting firm and are subject to any adjustments resulting from the completion of such audit. These risks and uncertainties include, but are not limited to: (i) unanticipated delays or difficulties in connection with the evaluation of the Company’s products in evaluation and test programs; (ii) the success of road pilot programs for the Company’s products, (iii) the Company’s ability to develop significant revenue as a result of the test programs involving its radar system and from customers who purchased Imaging Radar samples; (iv) the Company’s ability to leverage its existing relationships and secure test programs and orders resulting from the test programs; (v) the Company’s ability to meet its projected revenue level and its ability to operate profitably; (vi) the Company’s ability to meet is timetable for full production; (vii) the Company’s expectation that it will be engaging with Tier 1 suppliers and OEMs which would be building the radars based on its Chipset solution, eliminating expenses associated with system completion, requirement for undertaking significant capital expenditures associated with developing mass production manufacturing and the expenses of operating any such manufacturing capability; (viii) the effect of inflation and supply chain issues on the Company’s cost and its development schedule, including the Company’s ability to obtain semiconductor products when needed and at a reasonable price; (ix) the Company’s expectation that radars are crucial to the automotive industry and will be deployed in nearly all new vehicles as a long range, cost-effective sensor with the fewest environmental limitations; (x) the Company’s belief that the Arbe Radar Chipset heralds a breakthrough in radar technology that will enable Tier 1 manufacturers and OEMs to replace the current radars with an advanced solution that meets the safety requirements of Euro-NCAP and NHTSA for autonomous vehicles at all levels of autonomous driving; (xi) the Company’s ability to develop or have access to the latest developments relating to radar and autonomous driving vehicles; (xii) the Company’s ability to have products manufactured for it by third parties that meet the Company’s and its customers quality standards and delivery requirements; (xiii) the Company’s ability to attract and retain highly skilled personnel and senior management, including research and development, sales and marketing personnel; (xiv) the Company’s ability to develop and market products based on its radar technology for uses outside of the automotive industry; (xv) accidents or bad press resulting from accidents involving autonomous driving vehicles, even those using radar products from other companies or based on other technology; and the effect of any accidents with vehicles using the Company’s radar system; (xvi) the failure of the markets for the Company’s current or new technologies and products to materialize to the extent or at the rate that the Company expects; (xvii) unexpected delays or difficulties related to the development of the Company’s technologies and products; (xviii) the effect of laws and changes in laws that have an effect on the market for or the requirement for autonomous vehicles; (xix) the effect of COVID-19 and any new variants or any pandemics or multinational epidemics and actions taken by governments and industry to address the effects of the pandemic and the corresponding macroeconomic uncertainty; (xvii) risks related to the potential impact of new accounting standards on the Company’s financial position, results of operations or cash flows; (xx) changes or inaccuracies in market projections; (xxi) changes in the Company’s business strategy; and (xxii) the risk and uncertainties described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Cautionary Note Regarding Forward-Looking Statements” and the additional risk described in the Company’s prospectus dated November 2, 2021, which was filed by the Company with the Securities and Exchange Commission on November 4, 2021, as well as the other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Exhibit Index

Exhibit No.	Document Description

99.1	Press Release dated March 1, 2022
99.2	Presentation of results for the year ended December 31, 2021 and the fourth quarter of 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

Date: March 1, 2022	By:	/s/ Kobi Marenko
	Name:	Kobi Marenko
	Title:	CEO

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